                          SEC File Number: 000-20193
                          CUSIP Number:  030910 20 2

                                 FORM 12b-25

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                           NOTIFICATION OF LATE FILING

                                   (Check One)

           [X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
                  [ ] Form 10-Q and Form 10-KSB  [ ] Form N-SAR
                       For Period Ended:  December 31, 2001

                        [ ] Transition Report on Form 10-K
                        [ ] Transition Report on Form 20-F
                        [ ] Transition Report on Form 11-K
                        [ ] Transition Report on Form 10-Q
                        [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:  N/A

     Nothing in this Form shall be construed to imply that the
Commission has verified any information herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

Part I - Registrant Information

     Full Name of Registrant:  Empire Petroleum Corporation

     Former name if applicable:  Americomm Resources Corporation

     Address of Principal
     Executive Office(Street and Number): 610, 715 - 5th Avenue S.W.
      Calgary, Alberta, Canada T2p 2X6

Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-
25(b), the following should be completed.  (Check box if appropriate)

[X]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule
12b-25 (c) has been attached if applicable.

Part III - Narrative

     State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the
transition report or portion thereof, could not be filed within the prescribed period.

           Due to a recent increase in the Registrant's activities and its limited number of employees, the Registrant has been
           unable to complete and file its Annual Report on Form
           10-KSB for the year ended December 31, 2001 by the filing
           deadline of April 1, 2002.

Part IV - Other Information

(1)        Name and telephone number of person to contact in regard to this notification:

           Tom Jacobsen                403             262-1118
           (Name)                    (Area Code)  (Telephone Number)

(2)        Have all other periodic reports required under section 13 or
           15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding
           12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer
           is no, identify report(s).  [X]  Yes     [ ]  No

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
           included in the subject report or portion thereof?
           [ ]  Yes  [X]  No

           If so:  attach an explanation of the anticipated change,
           both narratively and quantitatively, and, if appropriate,
           state the reasons why a reasonable estimate of the results cannot be made.

                        EMPIRE PETROLEUM CORPORATION
                 ____________________________________________
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:  March 25, 2002               By:   /s/Tom Jacobsen
                                       Tom Jacobsen
                                       President and CEO